O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL: KSCHLESINFER@OLSHANLAW.COM
DIRECT DIAL:  212.451.2252

May 28, 2014

VIA EDGAR

Jay Ingram, Esq.
Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Quinpario Acquisition Corp.
Revised Preliminary Proxy Statement on Schedule 14A
Filed May 2, 2014
File No. 001-36051

Dear Mr. Ingram,

On behalf of Quinpario Acquisition Corp. (the “Company”), we respectfully submit a revised response to Comment 2 set forth in the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated May 16, 2014 (the “Staff Letter”) with regard to the Company’s Revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed with the Commission on May 2, 2014.

The revised response to Comment 2 amends and restates the original response submitted to the Staff on May 21, 2014 in its entirety.  For ease of reference, Comment 2 in the Staff Letter is reproduced below in italicized form. Terms used herein and not separately defined have the meanings given to them in the Proxy Statement.

2.
Please refer to your response to comment 4 of our letter dated April 23, 2014 and the possibility that “a substantial percentage” of shares could be purchased and at a premium.  Please provide additional analysis of the factors you referenced in (a), (b), (c), (f) and (g).  For example, advise us of the number of holders the Company’s founders and affiliates intend to solicit or have solicited; the percentage of the issuer’s stock the founders and affiliates may purchase or have purchased and the price per share the founders and affiliates will offer holders or have already offered.  Advise us of the limit on any estimated maximum amounts if you are unable to predict with any greater specificity.  Also, if purchases of shares have not been made, advise us of how far in advance of the shareholder vote founders and affiliates intend to purchase shares and how you will disclose such purchases.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

May 28, 2014

The Company's Sponsor, directors, officers, advisors or their affiliates will only solicit holders to sell their shares of Quinpario Common Stock if such holders have elected to have their shares redeemed or otherwise informed the Company or its Sponsor, directors, officers, advisors or their respective affiliates of their intention to elect to have their shares redeemed in conjunction with the proxy solicitation.  The purpose of these purchases would be to increase the likelihood of the satisfaction of the requirements that the holders of a majority of the Company's outstanding shares of common stock are voted in favor of the proposed business combination and the Company has $5,000,001 or more of net tangible assets upon consummation of the Business Combination where it appears that such requirements would not otherwise be met.  The Company's Sponsor, directors, officers, advisors or their affiliates have not solicited any holder to sell their shares and do not currently intend to engage in any such solicitation.  However, if they determine to do so in order to help ensure the above requirements are met, there is no limit on the number of stockholders that could be solicited, the number of shares that could be purchased, nor the price per share that could be offered, and it would be entirely within their discretion as to whether to make any purchases and on what terms.  There is also no limit on the timing of these purchases and as previously indicated in our response to prior comment 4, purchases could be made at any time up until the vote on the proposed Business Combination.  Nevertheless, the Proxy Statement disclosing the fact that the Company's Sponsor, directors, officers, advisors or their affiliates could make such purchases has been on file since March 28, 2014 so holders have had a significant amount of time to understand the potential for these purchases.  To the extent purchases are made, all such purchases will be made in accordance with applicable law and the Company would report such purchases on a Current Report on Form 8-K.  In addition, to the extent any purchaser is a Section 16 filer, such purchaser would be required to report the purchase on a Form 4.

* * * *

We would be pleased to answer any questions you may have with regard to the Company’s revised response to Comment 2 of the Staff Letter.  Please direct any such questions to the undersigned by telephone at (212) 451-2252, by email at kschlesinger@olshanlaw.com or by facsimile at (212) 451-2222.

Thank you for your assistance.

Sincerely,

/s/ Kenneth A. Schlesinger

Kenneth A. Schlesinger

cc:	Paul J. Berra III